Exhibit 21.1

Willis Lease Finance Corporation

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation
Terandon Leasing Corporation	California

T-2 Inc.	California

T-4 Inc.	California

T-5 Inc.	California

T-7 Inc.	California

T-8 Inc.	California

T-10 Inc.	California

T-11 Inc.	California

Willis Engine Funding LLC	Delaware

WLFC Engine Pooling Company	California

WLFC (Ireland) Limited	Rep. of Ireland

WLFC-AC1, Inc.	Delaware

WLFC Funding (Ireland) Limited	Rep. of Ireland